

November 10, 2011

Amee Han Lombardi
President and Treasurer
Han Logistics, Inc.
3889 Vistacrest Drive
Reno, NV 89509

>   **Re: Han Logistics, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 000-52273**

Dear Ms. Han Lombardi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Part I., page 2

Item 1. Business, page 2

1.   In this section in future Exchange Act periodic reports, please disclose your status as a shell company, as applicable.

2.   Please confirm if http://www.hanlogistics.com is your corporate website. If so, it appears that your disclosure here is not consistent with the information on your website. Please tell us how you will reconcile the two sources of information.

Part II, page 9

Item 5. Market for Registrant's Common Equity …, page 9

Rule 144, page 11

3.   From the cover page, you have indicated that you are a shell company. In future
        Exchange Act periodic reports, please discuss the applicability of Rule 144(i) of the
        Securities Act.

Item 7. Management's Discussion and Analysis …, page 11

4.   Please advise us as to why you believe you are eligible to take advantage of the safe
        harbors provided by the Private Securities Litigation Reform Act or, alternatively,
        remove your reference to Section 27A of the Securities Act and Section 21E of the
        Exchange Act in future filings.

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 15

5.   The audit opinion does not properly refer to "the standards of the Public Company
        Accounting Oversight Board (United States)" in accordance with PCAOB Auditing
        Standard No. 1. Please revise your filing to include a revised audit opinion from your
        auditors.

Exhibits

6.   Please file the demand notes referenced on page 36 as exhibits in accordance with Item
        601(b)(4) of Regulation S-K or tell us why you believe you are not required to file these
        documents.

Signatures

7.   Please confirm that Amee Lombardi is also your principal financial officer and your
        principal accounting officer or controller. Please refer to Instruction D of Form 10-K and
        revise future Exchange Act periodic reports as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at 202-551-3585 or Duc Dang, Attorney Advisor, at 202-551-3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief